Mail Stop 6010   April 22, 2008

Michael A. Colliflower
Executive Vice President and General Counsel
HealthMarkets, Inc.
9151 Boulevard 26
North Richland Hills, TX 76180

     Re: **HealthMarkets, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed April 14, 2008
              File No. 1-14953

Dear Mr. Coliflower:

     We have completed our review of your proxy statement and have no further comments at this time. Please contact Song Brandon at (202) 551-3621 with any questions.

                        Sincerely,

                        Jeffrey Riedler
                        Assistant Director